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                                                                   Exhibit 4.5


       Amendment to Employee Stock Purchase Plan Dated December 15, 2000
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The Lennox International Inc. Employee Stock Purchase Plan, as amended, is hereby amended:

1.   The first paragraph of Section 3 of the Plan is amended to read as follows:

          "The Common Stock subject to issuance under the terms of the Plan shall be authorized but unissued shares, previously issued shares reacquired and held by Lennox or shares purchased on the open market. The aggregate number of shares that may be issued under the Plan shall not exceed 2,575,000 shares of Common Stock, which include the original 825,000 shares and an additional 1,750,000 shares added by this amendment. All shares purchased under the Plan, regardless of source, shall be counted against the 2,575,000 share limitation."

2.  Section 20 of the Plan is amended to read as follows:

          "This Plan was adopted by the Board on September 11, 1998, and was previously amended by the Board on March 12, 1999, to be effective as of the Effective Date. The Plan is further amended, effective January 1, 2001, by action of the Board on December 15, 2000, to increase the number of shares authorized to be issued hereunder. Notwithstanding the foregoing, the amendment of the Plan is expressly conditioned upon the approval by the holders of a majority of outstanding shares of Common Stock within 12 months of the date of Board approval of such amendment. If the stockholders of the Company should fail so to approve this Plan as amended, this Plan shall terminate and cease to be of any further force or effect and all purchases of shares of Common Stock under the Plan after December 31, 2000, shall be null and void."